

December 15, 2010

Carlos Augusto Lira Aguiar
Chief Executive Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th Floor
01419-908, Sao Paulo, SP, Brazil

> **Re:** **Fibria Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 001-15018**

Dear Mr. Aguiar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note your response to comment one of our letter dated October 22, 2010 and reissue that comment in part. Please address the following issues with regard to Exhibit 3.1 (the "Investment Agreement"):

    - It is unclear whether Exhibit 3.1.15 to the Form 6-K filed on November 10, 2010 is the agreement referred to as exhibit 3.1.15 in the Investment Agreement. For example, we note that the aforementioned document was executed after the date of the Investment Agreement and does not clearly appear to be a call option and put option agreement. Please advise.

    - You do not appear to have filed exhibit 2.3.3 to exhibit 3.1.10 to the Investment Agreement. Please confirm that you will file a fair and accurate English translation of this exhibit with your next periodic report.

2. We note your response to comment one of our letter dated October 22, 2010, which states that you will provide Annex D to Exhibit 4.3. We note that this annex as filed with your Form 6-K filed on November 10, 2010 appears to be missing exhibits 3.7, 3.8 and 3.11, but that you have included a reference to 23 illegible pages in the text of the document. Please advise us as to whether these illegible pages relate to such exhibits or confirm that you will re-file Exhibit 4.3 in its entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director